UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).

FEI COMPANY

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

30241L109

(CUSIP Number)

BELINDA W. CHEW
C/O PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020
(212) 536-0633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 11, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 30241L109	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KONINKLIJKE PHILIPS ELECTRONICS N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,264,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,264,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,264,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D/A

CUSIP NO. 30241L109	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,264,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,264,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,264,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.	SECURITY AND ISSUER.

             Item 1 of this Statement is hereby amended and supplemented as follows:

             This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Schedule 13D filed on February 28, 1997, as amended by Amendment No. 1 thereto filed on December 8, 1998 (“Amendment No. 1”), Amendment No. 2 thereto filed on April 10, 2000 (“Amendment No. 2”), Amendment No. 3 thereto filed on February 23, 2001 (“Amendment No. 3”), Amendment No. 4 thereto filed on February 23, 2001 (“Amendment No. 4”), and Amendment No. 5 thereto filed on May 22, 2001 (“Amendment No. 5” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, this “Statement”) with respect to the common stock, no par value (the “FEI Common Stock”), of FEI Company, an Oregon corporation (“FEI”), by Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands (“Philips”), and Philips Business Electronics International B.V., a company incorporated under the laws of the Netherlands formerly known as Philips Industrial Electronics International B.V. (“PBE” and collectively with Philips, the “Reporting Persons”). The principal executive offices of FEI are located at 7451 N.W. Evergreen Parkway, Hillsboro, Oregon 97124.

ITEM 2.	IDENTITY AND BACKGROUND.

             The third full paragraph of Item 2 of this Statement is hereby amended and supplemented as follows:

             Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips and the directors and executive officers of PBE. Schedule I sets forth each of such persons’ name, business address, present principal occupation or employment and citizenship and the name, principal business and address of the corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, no such person is the beneficial owner of any shares of FEI Common Stock.

             Item 2 of this Statement is further amended and supplemented as follows:

             The Reporting Persons believe that as a result of the Voting Agreement set forth as Exhibit 13 to this Statement and described in Item 4 of this Statement, the Reporting Persons and Veeco Instruments Inc. (“Veeco”) may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5(b)(1) promulgated thereunder. The Reporting Persons believe that Veeco may be deemed to be the beneficial owner of the 8,264,821 shares of FEI Common Stock covered by this Statement and are not aware that Veeco beneficially owns any other securities of FEI. The Reporting Persons disclaim beneficial ownership of any securities of FEI beneficially owned by Veeco other than such 8,264,821 shares, and this Statement shall not be construed as an admission that either Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose, the beneficial owner of any such securities.

ITEM 4.	PURPOSE OF THE TRANSACTION.

             Item 4 of this Statement is hereby amended and supplemented as follows:

Page 4 of 21 Pages

             On July 11, 2002, Veeco, Venice Acquisition Corp., an Oregon corporation and wholly owned subsidiary of Veeco (“Merger Sub”), and FEI entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of Merger Sub with and into FEI (the “Merger”), with FEI being the surviving corporation in the Merger. Pursuant to the Merger Agreement, upon the consummation of the Merger (the “Effective Time”), each share of FEI Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 1.355 shares (such ratio, the “Exchange Ratio” and such shares in the aggregate, the “Veeco Merger Shares”) of common stock, par value $0.01 per share (the “Veeco Common Stock”), of Veeco. Consummation of the Merger is subject to the satisfaction or waiver prior to or at the Effective Time of certain conditions, including without limitation (i) effectiveness of the registration statement on Form S-4 to be filed with the United States Securities and Exchange Commission by Veeco in connection with the issuance of the Veeco Merger Shares, (ii) approval of the Merger by the holders of the FEI Common Stock, (iii) approval of the issuance of the Veeco Merger Shares by the holders of the Veeco Common Stock, and (iv) various regulatory conditions. As a result of the Merger, the Reporting Persons will become the beneficial owners of approximately 11,198,832 Veeco Merger Shares (such Veeco Merger Shares, collectively with the rights associated therewith, the Stock Options (as defined below) and any securities received as a distribution or dividend thereon, the “Philips Veeco Merger Shares”).

             Concurrently with the execution of the Merger Agreement, Veeco and PBE entered into a Voting Agreement, dated as of July 11, 2002 (the “Voting Agreement”), which is set forth as Exhibit 13 to this Statement and is incorporated herein by reference. Pursuant to the Voting Agreement, PBE has agreed, among other things, (i) to execute and deliver to Veeco an irrevocable proxy voting FEI Common Stock held by PBE in favor of the Merger, (ii) to vote against any proposal or transaction involving FEI that could prevent or nullify the Merger, and (iii) not to initiate, solicit, encourage or facilitate the making of any FEI Acquisition Proposal (as defined in the Merger Agreement). In addition, PBE may not transfer any FEI Common Stock beneficially owned by PBE to third parties, subject to two exceptions. First, PBE may transfer such FEI Common Stock to a transferee that both agrees to be bound by the Voting Agreement and enters into a “standstill” agreement prohibiting such transferee from acquiring voting stock of Veeco in excess of the sum of the Philips Veeco Merger Shares, plus the Option Shares (as defined below), plus 1% of the total number of shares of Veeco Common Stock from time to time outstanding, during the period beginning on the execution of the Merger Agreement and ending on the earliest of (A) the termination of the Merger Agreement in accordance with its terms, (B) a change in control of Veeco (other than the Merger or any change of control involving Philips), (C) the date on which Philips ceases to own at least 7.5% of Veeco’s voting stock, or (D) Veeco’s 2005 stockholders meeting. Second, PBE may transfer such FEI Common Stock to a transferee that has made a Superior FEI Proposal (as defined in the Merger Agreement) in the FEI Acquisition Transaction (as defined in the Merger Agreement) contemplated by such Superior FEI Proposal. The Voting Agreement will automatically terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, and (iii) the execution and delivery by any party to the Merger Agreement of any amendment thereto which would cause each share of FEI Common Stock to be converted into the right to receive fewer than 1.355 Vecco Merger Shares.

             Concurrently with the execution of the Merger Agreement, Veeco, PBE and FEI entered into an Investor Agreement, dated as of July 11, 2002 (the “Investor Agreement”), which is set forth as Exhibit 14 to this Statement and is incorporated herein by reference. Pursuant to the Investor Agreement, PBE has the option to purchase, no later than 30 calendar days following the close of the calendar quarter of Veeco in which the Effective Time occurs and against payment by PBE to Veeco of the aggregate par value thereof, (i) a number of shares of Veeco Common Stock equal to the product of (A) 122.22%, multiplied by (B) the product of (I) the number of shares of FEI Common Stock issued and Stock Options “cashed out” prior to the Effective Time during such quarter upon exercise of the Stock Options, multiplied by (II) the Exchange Ratio, and (ii) a number

Page 5 of 21 Pages

of shares of Veeco Common Stock equal to the product of (A) 122.22%, multiplied by (B) the number of shares of Veeco Common Stock issued and Stock Options “cashed out” at or after the Effective Time during such quarter upon exercise of the Stock Options. Additionally, pursuant to the Investor Agreement, PBE has the option to purchase, no later than 30 calendar days following each calendar quarter of Veeco in which the Effective Time occurs and against payment by PBE to Veeco of the aggregate par value thereof, a number of securities equal to the product of (i) 122.22%, multiplied by (ii) the number of securities issued and Stock Options “cashed out” during such quarter upon exercise of the Stock Options. For purposes of this paragraph, “Stock Options” means, collectively, (i) all options to purchase FEI Common Stock that were outstanding on February 21, 1997 and exercised subsequent to September 30, 2000 (collectively, the “1997 Options”), (ii) all options to purchase FEI Common Stock that were granted on September 18, 1998 in replacement of stock options outstanding on February 21, 1997, and still outstanding on September 30, 2000 (collectively, the “1998 Options”), (iii) all options to purchase FEI Common Stock that have been or shall be granted in replacement of, in exchange for or in substitution for the 1997 Options or the 1998 Options (collectively with the 1997 Options and 1998 Options, the “FEI Stock Options”), (iv) all options to purchase securities that have been granted in replacement of, in exchange for, or in substitution for the FEI Stock Options, and (v) all options to purchase securities that have been or shall be granted in replacement of, in exchange for, or in substitution for the options described in clauses (i) through (iv) of this sentence. As used in this Statement, “Option Shares” means any securities issuable pursuant to the provisions of the Investor Agreement described in this paragraph. The provisions of the Investor Agreement described in this paragraph are intended to clarify the mechanical operation, following the Merger, of PBE’s existing right to purchase securities and do not entitle PBE to purchase a number of shares of Veeco Common Stock greater than the product of (i) the difference of (A) 331,866 minus (B) the number of shares of FEI Common Stock issued after the execution of the Investor Agreement and before the Effective Time pursuant to the Combination Agreement, dated as of November 15, 1996, between PBE and FEI (the “Combination Agreement”), which is set forth as Exhibit 1 to this Statement and is incorporated herein by reference, and/or the Agreement, dated as of December 31, 2000, among Philips, PBE and FEI (the “Disposition Agreement”), which is set forth as Exhibit 7 to this Statement and is incorporated herein by reference, multiplied by (ii) the Exchange Ratio.

             Pursuant to the Investor Agreement, for the period of time beginning on the first calendar day following the Effective Time and terminating on the earlier of (i) the first date on which Philips and its affiliates cease to beneficially own at least 7.5% of Veeco’s voting stock, and (ii) Veeco’s 2005 stockholders meeting, PBE will designate one member of Veeco’s eleven-member board of directors.

             Pursuant to the Investor Agreement, from the Effective Time until such time when PBE can offer the Philips Veeco Merger Shares for sale in the United States without registration under the Securities Act of 1933, as amended (the “Securities Act”), PBE has the right, subject to certain limitations, to require Veeco to file up to two registration statements under the Securities Act in respect of the disposition of all or a portion of the Philips Veeco Merger Shares. In addition, if Veeco proposes to register any Veeco Common Stock on Form S-1, Form S-2 or Form S-3, PBE may require that Veeco include the Philips Veeco Merger Shares, or a portion thereof, in such registration statement, subject to certain limitations.

Page 6 of 21 Pages

             Concurrently with the execution of the Merger Agreement, Philips, PBE, and FEI entered into an Amendment Agreement, dated as of July 11, 2002 (the “Amendment Agreement”), which is set forth as Exhibit 16 to this Statement and is incorporated herein by reference and which amends certain provisions of the Combination Agreement and the Disposition Agreement. Pursuant to the Amendment Agreement, PBE’s obligation to make certain payments to FEI will terminate upon the Effective Time.

             Except as described in this Statement, neither of the Reporting Persons has any plans or proposals with respect to Veeco that relate to or would result in its acquisition of additional FEI Common Stock or any of the other events described in Item 4(a) through 4(j) of Schedule 13D. Each Reporting Person will evaluate on an ongoing basis each of FEI’s and Veeco’s business, financial condition and prospects and its interests and intentions with respect to each of FEI and Veeco. Accordingly, subject to the Investor Rights Agreement, each Reporting Person may change its plans at any time and from time to time. In particular, subject to the Investor Rights Agreement, each Reporting Person may at any time and from time to time acquire or dispose of shares of FEI Common Stock and Veeco Common Stock. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I hereto may make a similar evaluation and may make similar changes.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

             Items 5(a), (b) and (c) of this Statement are hereby amended and supplemented as follows:

             (a); (b). According to information filed by FEI on its Form 10-Q for the quarterly period ended March 31, 2002, the number of shares of FEI Common Stock outstanding as of May 9, 2002, was 32,343,736. Rows 7-11 and 13 of the cover pages to this Amendment No. 6 are incorporated herein by reference. To the best knowledge of the Reporting Persons, no such person is the beneficial owner of any shares of FEI Common Stock.

             (c). On a single date subsequent to April 1, 2002, which date may or may not be in the last 60 days, PBE was issued 55,475 shares of FEI Common Stock without additional consideration in accordance with the Disposition Agreement.

Page 7 of 21 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             Item 6 of this Statement is hereby amended and supplemented as follows:

             Except as provided in this Statement or in the exhibits to this Statement, neither the Reporting Persons nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Veeco, including without limitation transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

             This Statement is qualified in its entirety by reference to the exhibits to this Statement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

             Item 7 of this Statement is hereby amended and supplemented as follows:

1.	Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(1), 5.13(a), 5.16, 7.2 and 9.10 only, Philips Electronics N.V. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on February 28, 1997).

2.	Letter Agreement, dated November 22, 1996, between Philips Industrial Electronics International B.V. and FEI Company (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons on February 28, 1997).

3.	Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purpose of Section 5 only, Philips Electronics N.V. (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons on February 28, 1997).

4.	Stock Purchase Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and FEI Company (incorporated herein by reference to Exhibit 4 of the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

5.	Agreement and Plan of Merger, dated December 3, 1998, among FEI Company, Micrion Corporation and MC Acquisition Corporation (incorporated herein by reference to Exhibit 5 of the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

6.	Voting Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and Micrion Corporation (incorporated herein by reference to Exhibit 6 of the Schedule 13D/A filed by the Reporting Persons on December 8, 1998).

Page 8 of 21 Pages

7.	Agreement, effective as of December 31, 2000, among FEI Company, Philips Business Electronics International B.V. and Koninklijke Philips Electronics N.V. (incorporated herein by reference to Exhibit 7 of the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).

8.	Agreement, entered into on March 30, 2000, between FEI Company and Philips Business Electronics International B.V. (incorporated herein by reference to Exhibit 8 of the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).

9.	Underwriting Agreement, dated May 17, 2001, among Philips Business Electronics International B.V., the Issuer and the Underwriters named therein (incorporated herein by reference to Exhibit 9 of the Schedule 13D/A filed by the Reporting Persons on May 22, 2001).

10.	Lock Up Agreement, dated as of May 17, 2001, among Philips Business Electronics International B.V., the Issuer and the Underwriters named therein (incorporated herein by reference to Exhibit 10 of the Schedule 13D/A filed by the Reporting Persons on May 22, 2001).

11.	Waiver, dated as of May 17, 2001, executed by Philips Business Electronics International B.V. (incorporated herein by reference to Exhibit 11 of the Schedule 13D/A filed by the Reporting Persons on May 22, 2001)

12.	Joint Filing Agreement, dated July 11, 2002, between Koninklijke Philips Electronics N.V. and Philips Business Electronics International B.V.

13.	Voting Agreement, dated July 11, 2002, between Philips Business Electronics International B.V. and Veeco Instruments Inc.

14.	Investor Agreement, dated July 11, 2002, among Philips Business Electronics International B.V., Veeco Instruments Inc. and FEI Company.

15.	Amendment Agreement, dated July 11, 2002, among FEI Company, Koninklijke Philips Electronics N.V. and Philips Business Electronics International B.V.

Page 9 of 21 Pages

SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 11, 2002	KONINKLIJKE PHILIPS ELECTRONICS N.V.

By:	/s/ ARIE WESTERLAKEN

	Name: Title:	Arie Westerlaken General Secretary

PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.

By:	/s/ J.C. LOBBEZOO

	Name: Title:	J.C. Lobbezoo Member Management Board

By:	/s/ A.P.M. VAN DER POEL

	Name: Title:	A.P.M. van der Poel Member Management Board

Page 10 of 21 Pages

                           SCHEDULE I TO SCHEDULE 13D

(A)     MEMBERS OF THE SUPERVISORY BOARD OF KONINKLIJKE PHILIPS ELECTRONICS N.V.

 Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or principal place of business of employer is listed.

Name:                              PROF. K.A.L.M. VAN MIERT
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              President of Nyenrode University.
                                   Member of the Supervisory Boards of Wolters
                                   Kluwer, RWE, DHV, Agfa Gevaert and De
                                   Persgroep. Member of the Advisory Boards of
                                   Goldman Sachs, Rabobank, Guidant Europe and
                                   Eli Lilly.
Employer:                          Nyenrode University
Employer's Address:                Straatweg 25
                                   3621 BG Breukelen
                                   The Netherlands
Citizenship:                       Belgium

NAME:                              L.C. VAN WACHEM
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Retired. Chairman of the Supervisory Board of
                                   Royal Dutch Petroleum Company.  Member of
                                   the Supervisory Boards of Akzo Nobel, BMW and
                                   Bayer. Member of the Board of Directors of
                                   IBM, ATC and Zurich Financial Services.
Citizenship:                       The Netherlands

NAME:                              L. SCHWEITZER
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Chairman and Chief Executive Officer of
                                   Renault. Member of the Boards of Banque
                                   Nationale de Paris, Electricite de France and
                                   Volvo.
Employer:                          La regie nationale des usines Renault
Employer's Address:                34 Quai du Point du Jour
                                   BP 103 92109
                                   Boulogne Bilancourt

                                   Cedex, France
Principal Business of Employer:    Design, manufacture and sale of automobiles
                                   and related businesses
Citizenship:                       France

NAME:                              SIR RICHARD GREENBURY
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Retired.  Member of the Board of Electronics
                                   Boutique Plc.
Citizenship:                       United Kingdom

NAME:                              W. DE KLEUVER
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Retired.  Member of the Supervisory Board of
                                   HBG.
Citizenship:                       The Netherlands

NAME:                              J.M. HESSELS
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Chairman of the Supervisory Board of
                                   Euronext.  Member of the Supervisory Boards
                                   of Laurus, Schiphol Group, Royal Vopak,
                                   Heineken and Fortis
Citizenship:                       The Netherlands

(B)     MEMBERS OF BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF
KONINKLIJKE PHILIPS ELECTRONICS N.V.

Unless otherwise indicated, all of the members of the Board of Management and
Group Management Committee are employed by Koninklijke Philips Electronics N.V.
at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                              GERARD J. KLEISTERLEE
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands

Page 12 of 21 Pages

Principal Occupation:              President and Chief Executive Officer of
                                   Koninklijke Philips Electronics N.V.
Citizenship:                       The Netherlands

NAME:                              JAN H.M. HOMMEN
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Executive Vice-President and Chief Financial
                                   Officer of Koninklijke Philips Electronics
                                   N.V.  Member of the Supervisory Board of Atos
                                   Origin S.A.
Citizenship:                       The Netherlands

NAME:                              ARTHUR P.M. VAN DER POEL
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Executive Vice-President of Koninklijke
                                   Philips Electronics N.V.  Member of the Board
                                   of Directors of Taiwan Semiconductor
                                   Manufacturing Company Ltd.
Citizenship:                       The Netherlands

NAME:                              GOTTFRIED H. DUTINE
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Executive Vice-President of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       Germany

NAME:                              AD H.A. VEENHOF
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President/CEO of
                                   the Domestic Appliances and Personal Care
                                   Division, of Koninklijke Philips Electronics
                                   N.V.
Citizenship:                       The Netherlands

NAME:                              HANS M. BARELLA
Business Address:                  Koninklijke Philips Electronics N.V.

Page 13 of 21 Pages

                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President/CEO of
                                   the Medical Systems Division, of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       The Netherlands

NAME:                              DAVID HAMILL
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President/CEO of
                                   the Philips Lighting Division, of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       United Kingdom

NAME:                              JAN P. OOSTERVELD
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President of Koninklijke Philips
                                   Electronics N.V.  Member of the Board of
                                   Directors of Tivo Inc.
Citizenship:                       The Netherlands

NAME:                              ARIE WESTERLAKEN
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, General Secretary,
                                   Chief Legal Officer and Secretary to the
                                   Board of Management of Koninklijke Philips
                                   Electronics N.V. Member of the Supervisory
                                   Board of Atos Origin S.A.
Citizenship:                       The Netherlands

NAME:                              AD HUIJSER
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Executive Vice-President and Chief Technology
                                   Officer of Koninklijke Philips Electronics
                                   N.V.
Citizenship:                       The Netherlands

Page 14 of 21 Pages

NAME:                              TJERK HOOGHIEMSTRA
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President of Koninklijke Philips
                                   Electronics N.V.
Citizenship:                       The Netherlands

NAME:                              GUY DEMUYNCK
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and CEO of Philips
                                   Consumer Electronics Mainstream, of
                                   Koninklijke Philips Electronics N.V.
Citizenship:                       Belgium

NAME:                              MATT MEDEIROS
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President and CEO
                                   of the Components Division, of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       United States

NAME:                              SCOTT MCGREGOR
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Rembrandt Tower
                                   Amstelplein 1
                                   1096 HA Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President and CEO
                                   of the Semiconductors Division, of
                                   Koninklijke Philips Electronics N.V.
Citizenship:                       United States

(C)     DIRECTORS AND EXECUTIVE OFFICERS OF PHILIPS BUSINESS ELECRONICS
INTERNATIONAL B.V.

Unless otherwise indicated, all of the directors and executive officers of
Philips Business Electronics International B.V. are employed by Philips Business
Electronics International B.V. at Building VO-1, P.O. Box 218, 5600 MD
Eindhoven, The Netherlands, which is a holding company.

Page 15 of 21 Pages

NAME:                              ARTHUR P.M. VAN DER POEL
Business Address:                  Philips Business Electronics International
                                   B.V.
                                   Building VO-1
                                   P.O. Box 218
                                   5600 MD Eindhoven, The Netherlands
Principal Occupation:              Executive Vice-President, and President/CEO
                                   of the Semiconductor Division, of Koninklijke
                                   Philips Electronics N.V.
                                   Member of the Board of Directors of Taiwan
                                   Semiconductor Manufacturing Company Ltd.
Citizenship:                       The Netherlands

NAME:                              JAN C. LOBBEZOO
Business Address:                  Philips Business Electronics International
                                   B.V.
                                   Building VO-1
                                   P.O. Box 218
                                   5600 MD Eindhoven, The Netherlands
Principal Occupation:              Executive Vice President and Chief Financial
                                   Officer of Philips Semiconductors
                                   International B.V.
                                   Member of the Board of Directors of Taiwan
                                   Semiconductor Manufacturing Company Ltd.
Citizenship:                       The Netherlands

Page 16 of 21 Pages